United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  February 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 23, 2006

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, February 23, 2006

FOURTH-QUARTER 2005 RESULTS
(Peso amounts are stated in millions in constant terms as of December 31, 2005)

HIGHLIGHTS

  GRUMA continued to achieve strong net sales and sales volume growth, both of which were driven mainly by Gruma Corporation and, to a lesser extent, GIMSA. Sales volume increased 14% and net sales 13% over those of fourth quarter 2004.

  GRUMA's EBITDA declined 17% mainly driven by reductions in Other Subsidiaries1 , Gruma Centroamercia and Gruma Venezuela, which were partially offset by improvements in GIMSA. Gruma Corporation's EBITDA was fairly flat. The decrease in Other Subsidiaries came mainly from reduced activity at the technology division during the quarter.

  Majority net income decreased 31% ,driven by lower operating income, as well as lower interest income derived from gains in connection with equity swaps of GRUMA shares during fourth quarter 2004.

  Debt increased 11% versus December 2004 due to higher capital expenditures, in Gruma Corporation in particular.

  On January 27, 2006, GRUMA successfully concluded an equity offering of 30 million shares totaling approximately to US$110 million. The proceeds of the offering will be allocated to increases in production capacity in Gruma Corporation.

Consolidated Financial Highlights
 (Ps millions)

	4Q05	4Q04	VAR (%)
Volume (thousand metric tons)	1,083	953	14
Net sales	7,343	6,515	13
Operating income	405	577	(30)
Operating margin	5.5%	8.9%	(340) bp
EBITDA	669	808	(17)
EBITDA margin	9.1%	12.4%	(330) bp
Majority net income	255	367	(31)
ROE (LTM)	9.2%	8.2%	100 bp

Debt
(US$ millions)

Dec'05	Dec'04	Var	Sep'05	Var
650	586	11%	642	1%

1 Other Subsidiaries include technology operations, PRODISA, and corporate services.

RESULTS OF OPERATIONS
4Q05 vs. 4Q04

Sales volume rose 14% to 1,083 thousand metric tons, driven mainly by strong volume growth of 18% in Gruma Corporation and 17% in GIMSA. The growth in GIMSA was due primarily to the acquisition of Agroinsa.

Net sales increased 13% to Ps 7,343 million due primarily to the aforementioned sales volume growth in Gruma Corporation and in GIMSA. Sales from foreign operations constituted 68% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 65.7% from 64.2%. The increase was driven mainly by Gruma Corporation and, to a lesser extent, by Molinera de Mexico and Gruma Venezuela. In absolute terms, cost of sales rose 15% mostly in connection with sales volume growth.

SG&A as a percentage of net sales increased to 28.8% from 26.9%, driven mainly by Gruma Centroamerica, Gruma Corporation, and, to a lesser extent, GIMSA. In absolute terms, SG&A increased 20% due mainly to sales volume growth in Gruma Corporation.

Operating income declined 30%, driven mainly by Other Subsidiaries and Gruma Centroamerica. As a percentage of net sales, operating income decreased to 5.5% from 8.9%.

Comprehensive financing cost, net, was Ps 23 million versus an income of Ps 51 million in fourth quarter 2004. The difference resulted mainly from lower interest income derived from gains in connection with equity swaps of GRUMA shares during fourth quarter 2004.

Other expenses, net, were Ps 37 million, Ps 24 million lower than in the same period last year.

Taxes and employees' profit sharing totaled Ps 159 million, Ps 55 million lower than in fourth quarter 2004, due primarily to lower pretax income. The effective tax rate was 46.2%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 139 million, Ps 51 million higher than in fourth quarter 2004.

GRUMA's total net income was Ps 324 million, 26% lower than in fourth quarter 2004. GRUMA's majority net income was Ps 255 million, 31% lower than in the same period of last year. The decrease resulted mainly from lower operating profits and lower interest income.

FINANCIAL POSITION
December 2005 vs. December 2004

Balance-Sheet Highlights	Total assets were Ps 26,765 million, an increase of 8% driven mainly by (1) acquisitions and capacity expansions in Gruma Corporation and GIMSA; (2) the higher value of the investment in Grupo Financiero Banorte, which is accounted for by the equity method; and (3) higher accounts receivable in connection with sales volume growth.

Total liabilities increased by 14% to Ps 12,811 million as a result of (1) higher trade accounts payable coming mainly from corn purchases and higher raw-material costs; (2) higher debt due to higher capital expenditures, and (3) the pending payment for the acquisition of Agroinsa.

Stockholders' equity on December 31, 2005, totaled Ps 13,954 million, 3% higher than the balance on December 31, 2004.

Debt Profile	As of December 31, 2005, GRUMA's debt amounted to US$650 million, of which 94% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2006	2007	2008	2009	2010	2011...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility					178.0		178.0
7.625% notes due 2007		50.5					50.5
7.96% senior notes	1.4	1.5	1.6	10.5			15.0
Other	47.0	41.1	3.1	11.8	3.5		106.5
TOTAL	48.4	93.1	4.7	22.3	181.5	300.0	650.0

Debt Ratios

	4Q05	3Q05	4Q04
Debt Ratios (last twelve months)
Debt/EBITDA	2.7	2.6	2.2
EBITDA/interest expense	4.6	5.0	6.0

Others Ratios

Operational Ratios
Accounts receivable outstanding (days to sales)	39	40	40
Inventory turnover (days to cost of sales)	68	72	78
Net working capital turnover (days to sales)	53	53	61
Asset turnover (total assets to sales)	0.9	1.0	0.9
Profitability Ratios(%)
ROA	4.8	5.4	4.6
ROE	9.2	10.1	8.2
ROIC	7.1	7.4	6.5

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 254 million during fourth quarter 2005. Most of these investments were applied to the continued capacity expansion at Gruma Corporation. In addition, Gruma Centroamerica acquired a corn flour facility in Guatemala.

On January 27, 2006, GRUMA concluded the acquisition of Rositas Investments PTY LTD, a tortilla company based in Australia. This company has annual sales of approximately US$15 million and serves mainly the foodservice channel, but also enjoys presence in the retail channel under its brand Rositas.

The acquisition cost for Rositas was approximately US$15 million. The acquisition will strengthen GRUMA's presence in the international markets and, together with the opening of GRUMA's tortilla plant in China in late 2006, will enable GRUMA to better serve the Asia and Oceania markets.

RECENT DEVELOPMENTS
Equity Offering

On January 27, 2006, GRUMA successfully concluded an equity offering of 30 million shares for a total of approximately US$110 million. The proceeds will be allocated to increases in production capacity in Gruma Corporation. This equity offering increased the float of GRUMA's stock from 19% to 25% and should also improve its liquidity.

New President at Mission Foods

Juan Fernando Roche has been appointed president of Mission Foods, the tortilla operations of Gruma Corporation. Mr. Roche has a diverse and extensive background in food product management, manufacturing, marketing, and distribution. Mr. Fernando assumed his new duties on January 23, 2006, and reports directly to Jairo Senise, GRUMA's chief executive officer.

SUBSIDIARY RESULTS
4Q05 vs. 4Q04

Gruma Corporation

Sales volumen increased 18% over that of last year; approximately 85% of Gruma Corporation's sales volume growth was organic. Sales volume was driven mainly by (1) continued strong demand in the tortilla and corn flour businesses; (2) increased marketing of tortilla-related products by key fast-food restaurant chains; and, to a lesser extent, (3) the effect of the acquisitions made in May and September 2005.

Net sales increased 20% to Ps 3,872 million in connection with sales volume growth. Net sales also benefited from (1) a change in the product mix toward the tortilla business, whose products are priced higher than corn flour products; and (2) a change in the mix within the tortilla business toward value-added products.

Cost of sales as a percentage of net sales increased to 58.1% from 56.9% due mainly to the following:
(1) The incorporation of the acquisition of the tortilla assets of Cenex Harvest States, which reports lower gross margins than the rest of the U.S. tortilla operations.
(2) Higher fixed costs due to capacity expansions resulting from organic growth and growth through acquisition.
(3) Increased raw-material, energy, and packaging costs.

In absolute terms, cost of sales increased 23% due to the sales volume growth and cost increases mentioned above.

SG&A as a percentage of net sales increased to 33.7% from 32.7% due to higher fuel prices and an increase in intercompany shipments. In absolute terms, SG&A rose 24%, due mainly to higher sales volume, which increased distribution expenses, and intercompany shipments. In addition, higher fuel prices and the incorporation of acquisitions drove the overall SG&A increase in absolute terms.

Operating income as a percentage of net sales decreased to 8.2% from 10.4%. In absolute terms, operating income decreased 6%.

GIMSA

Sales volume increased 17% to 439,856 metric tons during 4Q05 mainly as a result of the recent acquisition of Agroinsa, whose operations are reflected in GIMSA beginning in August 2005. Excluding Agroinsa, GIMSA's sales volume increased 2% in 4Q05.

Net sales increased 17% to Ps 1,816 million, reflecting the aforementioned acquisition of Agroinsa.

Cost of sales as a percentage of net sales improved to 69.1% from 72.2% mainly as a result of lower corn costs. In absolute terms, cost of sales increased 12% in connection with sales volume growth derived from the inclusion of Agroinsa.

SG&A as a percentage of net sales rose to 18.9% from 18.2% and, in absolute terms, increased 22%. Both increases were due mainly to the aforementioned acquisition of Agroinsa and higher selling expenses, mostly in connection with increased advertising.

Operating income as a percentage of net sales improved to 12.0% from 9.6% and, in absolute terms, increased 45% to Ps 218 million, due mostly to lower corn costs.

For additional information, please see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Fourth Quarter 2005'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

Gruma Venezuela

Sales volume increased 2% due to higher wheat flour sales volume in connection with higher demand from the government channel.

Net sales decreased 16% to Ps 716 million in connection with lower prices as a result of a competitive environment.

Cost of sales as a percentage of net sales increased to 86.8% from 81.3% because prices have decreased at higher rate than costs. In absolute terms, cost of sales decreased 10% due mainly to elimination of tariffs on imported wheat.

SG&A as a percentage of net sales decreased to 13.7% from 16.4% due to the cancellation of approximately Ps 33 million pesos in provisions for administrative expenses. In absolute terms, SG&A decreased 30% due mostly to the aforementioned cancellation.

Operating loss was Ps 3 million. Operating margin was negative 0.5% from positive 2.3%.

Molinera de Mexico

Sales volume remained flat.

Net sales remained flat at Ps 516 million.

Cost of sales as a percentage of net sales increased to 86.5% from 82.0%. In absolute terms, cost of sales increased 6% in connection with higher packaging and additive costs, and because some operating expenses were reclassified as cost of sales.

SG&A as a percentage of net sales decreased to 17.7% from 19.4% and, in absolute terms, declined 8% due the aforementioned reclassification of operating expenses.

Operating loss was Ps 22 million, representing 4.2% of net sales, versus a loss of Ps 7 million last year.

Gruma Centroamerica

Sales volume increased 15% due to (1) higher corn flour volume stemming from low local corn supplies, and (2) the recent acquisition of a corn flour plant in Guatemala.

Net sales increased 5% to Ps 379 million due to increased sales volume in the corn flour segment. The rate of growth in net sales lagged sales volume growth due mostly to a change in the sales mix toward corn flour in bulk presentation.

Cost of sales as a percentage of net sales increased to 70.7% from 67.5%, driven mainly by lower corn flour prices. In absolute terms, cost of sales increased 10% due to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales increased to 38.4% from 27.0% due to an extraordinary expense of Ps 44 million related to technical services provided by GRUMA's technology division. In absolute terms, SG&A rose 50% due mainly to the aforementioned technical services expense. To a lesser extent, the increase was due to (1) higher distribution expenses in connection with corn flour sales volume growth and higher fuel prices, and (2) higher promotion and advertising expenses in connection with the launching of new products and increased advertising in the tortilla business.

Operating loss was Ps 35 million compared to operating income of Ps 20 million last year. Operating margin was negative 9.1% from positive 5.5%.

Other and Eliminations[2]	Operating loss was Ps 68 million compared to operating income of Ps 59 million in fourth quarter 2004 due to reduced activity within the technology division during the quarter.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL

The company will hold a conference call to discuss its fourth quarter 2005 results on Friday, February 24, 2006, at 12:00 p.m. ET (11:00 a.m. Mexico and CT, 10:00 a.m. MT, 9:00 a.m. PT). From the United States or Canada please call (800) 946-0706; international or local callers dial (719) 457-2638; the passcode for all callers is 7523472. The conference call will also be webcast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 7523472. For more details, please go to the Investor Relations page of the website. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of December 31, 2005, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2004 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2004, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.63/dollar as of December 31, 2005. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,900 employees and 86 plants. In 2005, GRUMA had net sales of US$2.5 billion, of which about half came from the company's U.S. operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q05**	4Q04	VAR (%)	3Q05	VAR (%)	**2005**	2004	VAR (%)
NET SALES	**7,343**	6,515	13	6,825	8	**26,687**	24,578	9
GROSS PROFIT	**2,517**	2,330	8	2,348	7	**9,260**	8,809	5
GROSS MARGIN (%)	**34.3%**	35.8%		34.4%		**34.7%**	35.8%	
OPERATING INCOME	**405**	577	(30)	427	(5)	**1,581**	1,908	(17)
OPERATING MARGIN (%)	**5.5%**	8.9%		6.3%		**5.9%**	7.8%	
COMPREHENSIVE FINANCING COST (INCOME)	**23**	(51)		89		**268**	66	
INTEREST EXPENSE	**132**	109		159		**571**	479	
INTEREST INCOME	**(19)**	(88)		(13)		**(53)**	(225)	
FOREIGN EXCHANGE LOSS (GAIN)	**(13)**	9		11		**51**	50	
MONETARY POSITION (GAIN) LOSS	**(76)**	(81)		(70)		**(301)**	(239)	
OTHER (INCOME) EXPENSE, NET	**37**	61		32		**153**	282	
TAXES AND EMPLOYEES' PROFIT SHARING	**159**	215		10		**479**	760	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(139)**	(88)		(129)		**(623)**	(278)	
EXTRAORDINARY ITEMS	**0**	0		0		**54**	0	
NET INCOME	**324**	440	(26)	425	(24)	**1,249**	1,078	16
MAJORITY NET INCOME	**255**	367	(31)	391	(35)	**1,108**	908	22
EARNINGS PER SHARE[1]	**0.56**	0.81	(31)	0.86	(35)	**2.45**	2.01	22
EARNINGS PER ADR (US$)[2]	**0.21**	0.31	(31)	0.33	(35)	**0.92**	0.76	22
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**264**	231		266		**1,024**	977	
DEPRECIATION AND AMORTIZATION, TOTAL	**289**	251		292		**1,121**	1,275	
EBITDA[3]	**669**	808	(17)	693	(3)	**2,605**	2,885	(10)
INVESTMENTS	**254**	447		753		**1,875**	1,258	

BALANCE SHEET SUMMARY	**Dec-05**	Dec-04	VAR (%)	Sep-05	VAR (%)
CASH AND CASH EQUIVALENTS	**326**	480	(32)	486	(33)
TRADE ACCOUNTS RECEIVABLE	**3,164**	2,873	10	3,007	5
OTHER ACCOUNTS RECEIVABLE	**877**	711	23	981	(11)
INVENTORIES	**3,623**	3,644	(1)	3,574	1
CURRENT ASSETS	**8,260**	7,963	4	8,283	(0)
PROPERTY, PLANT, AND EQUIPMENT, NET	**13,742**	12,992	6	13,792	(0)
TOTAL ASSETS	**26,765**	24,790	8	26,880	(0)
SHORT-TERM DEBT	**514**	513	0	293	75
CURRENT LIABILITIES	**4,095**	3,600	14	4,091	0
LONG-TERM DEBT	**6,396**	5,916	8	6,716	(5)
TOTAL LIABILITIES	**12,811**	11,258	14	13,053	(2)
MAJORITY STOCKHOLDERS' EQUITY	**11,104**	10,664	4	11,255	(1)
STOCKHOLDERS' EQUITY	**13,954**	13,532	3	13,828	1
CURRENT ASSETS/CURRENT LIABILITIES	**2.02**	2.21		2.02	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.92**	0.83		0.94	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.33**	0.32		0.34	
BOOK VALUE PER SHARE[1]	**24.54**	23.59		24.87	

[1] On the basis of 452,549,952 shares as of December 31, 2005, 452,049,643 shares as of December 31, 2004, and 452,549,952 shares as of September 30, 2005.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.63 per dollar as of December 31, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

February 23, 2006

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

 We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer